[GRAPHIC OMITTED]


June 29, 2004


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549


           Re:       iSecureTrac Corp.
                     Registration Statement on Form S-1
                     File No. 333-116932

Ladies and Gentlemen:

iSecureTrac Corp. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement on Form S-1 that was filed with the Commission pursuant to the Securities Exchange Act of 1934 on June 28, 2004.

The Company submits this request for withdrawal to include additional shares required to be registered pursuant to certain obligations.

To simplify matters, the Company hereby requests the withdrawal of the registration statement on Form S-1, effective immediately. The Company intends to promptly re-file the registration statement on Form S-1 with the appropriate additions.

Very truly yours,

/s/  David G. Vana

David G. Vana
Chief Financial Officer